Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
SUPPLEMENT NO. 2, DATED JULY 25, 2013,
TO THE PROSPECTUS, DATED MAY 2, 2013

This prospectus supplement, or this Supplement No. 2, is part of the prospectus of American Realty Capital Daily Net Asset Value Trust, Inc., or the Company, dated May 2, 2013, or the Prospectus, as supplemented by Supplement No. 1, dated July 15, 2013, or Supplement No. 1. This Supplement No. 2 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 1 and should be read in conjunction with the Prospectus and Supplement No. 1. This Supplement No. 2 will be delivered with the Prospectus and Supplement No. 1. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 2 is to:

•	disclose the extension of our initial public offering; and
•	update our risk factors.

OPERATING INFORMATION

Extension of the Offering

On July 24, 2013, our board of directors approved the extension of our initial public offering to August 15, 2014, provided that the offering will be terminated if all 156,565,656 shares of our common stock, consisting of 101,010,101 retail shares and 55,555,555 institutional shares, are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan for sale in our primary offering).

PROSPECTUS UPDATE

The following risk factor is hereby added immediately following the risk factor “Distributions paid from sources other than our cash flows from operations, particularly from proceeds of our IPO, will result in us having fewer funds available for the acquisition of properties and other real estate-related investments and may dilute your interests in us, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect your overall return” on page 32 of the Prospectus.

“Market conditions may impact our ability to make accretive net lease acquisitions as the new supply of net lease retail real estate has been constrained, capitalization rates have declined since the financial crisis and the potential for a significant increase in interest rates could impact the value of net lease properties.

We may not be able to make accretive net lease acquisitions as the market for such real estate is constrained by a lack of new supply of net lease properties and capitalization rates have declined since the financial crisis. There has been limited new construction of retail net lease properties. Given the relative ‘safety’ of long-term net lease properties, capitalization rates have declined since the financial crisis. We anticipate that an increase in inflation may cause interest rates to increase in the future, which could impact net lease property valuations. These market conditions are factors that could impact the acquisition opportunities available to us.”